EXHIBIT 21

SUBSIDIARIES OF THE COMPANY

NAME OF ORGANIZATION	STATE OR OTHER JURISDICTION OF INCORPORATION
Spectrum Educational Supplies, Ltd.	Canada
SREH, Inc.	Canada
American Educational Products LLC	Colorado
Hubbard Scientific LLC	Colorado
Scott Resources LLC	Colorado
AINVST, LLC	Delaware
S-A Subsidiary, Inc.	Delaware
Triarco Arts & Crafts LLC	Delaware
Haan Crafts, LLC	Indiana
Haan Crafts Real Estate Holdings LLC	Indiana
Simulaids, Inc.	New York
Nasco Exports, Inc.	Wisconsin
NHI, LLC	Wisconsin